February 20, 2019

Louis Haseman
Chief Executive Officer
Fah Mai Holdings, Inc.
1000/196,199 Liberty Buildings, 3rd Floor,
Sukhumvit 55 Road, Klongton Nua,
Wattana, Bangkok 10110

       Re: Fah Mai Holdings, Inc.
           Amendment No. 2 to
           Registration Statement on Form S-1
           Filed February 11, 2019
           File No. 333-226275

Dear Mr. Haseman:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 11, 2019

The Business, page 22

1. We note your revised disclosure and response to comment 3. Please clarify the nature of your revenues to date. For example, are they the result of online auctions? Please disclose, if true, that London City Bond Ltd. holds the majority of your alcohol assets in
       Scotland and file the agreement or advise us why the arrangement with a third party to wearhouse the majority of your alcohol assets is not a material contract under Item
       601(b)(10) of Regulation S-K.
 Louis Haseman
Fah Mai Holdings, Inc.
February 20, 2019
Page 2
Plan of Distribution, page 49

2. We note the prospectus cover page and the disclosure in the selling shareholders section on page 47 indicates that selling shareholders will sell at a fixed price of $1 for the duration of the offering. Please reconcile with the disclosure on page 49 which states "the selling stockholders may ... sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Steve Lo at 202-551-3394 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at 202-551-3536 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,
FirstName LastNameLouis Haseman
                                                              Division of
Corporation Finance
Comapany NameFah Mai Holdings, Inc.
                                                              Office of
Beverages, Apparel and
February 20, 2019 Page 2                                      Mining
FirstName LastName